

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 26, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Stock, par value $0.001 per share of GATOS SILVER, INC. (name to be changed from Sunshine Silver Mining & Refining Corporation) under the Exchange Act of 1934.

Sincerely,

